

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2014

Via Email
Adam Radly
Chief Executive Officer
Xumanii International Holdings Corp.
9550 South Eastern Ave., Suite 253-A86
Las Vegas, Nevada 89123

> **Re:**   **Xumanii International Holdings Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 16, 2013**
> **File No. 000-55101**

Dear Mr. Radly:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. On May 10, 2013 we issued a comment letter concerning your Form 8-K filed on May 2, 2013**.** On August 2, 2013 we issued a follow up letter asking you to respond to our May 10, 2013 comment letter. As of the date of this letter, our comment remains outstanding and unresolved. Please provide a complete, substantive response to that comment letter.

2. Your disclosure that "[t]he Board of Directors is not implementing the share increase in anticipation of any future transaction or series of transactions" appears to conflict with your disclosure that "additional shares may be used by us for various purposes in the future without further stockholder approval. . . [which] purposes may include, among other things . . . establishment of strategic relationships with other companies and suppliers. . . and acquisition of other businesses or products." Please revise your

disclosure to be consistent and clarify your proposed actions.

3. Your disclosure on the cover page states that the filing also relates to resolutions approving a company name change and granting authority to the board to "restructure, recapitalize and or sell any of its subsidiaries or conduct acquisitions," but there is no discussion of these proposals. Please revise to provide an appropriate discussion of each of the proposals identified in the filing. In addition, we note that the description of the third proposal contained on the cover page of the filing differs from the description of such proposal on page 2 of the filing; please revise your filing for consistency and accuracy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director